UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GreenSky, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

39572G100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons Robert Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		587,226
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		587,226
Reporting	8	Shared Dispositive Power
Person With		23,168,850

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,756,076
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 20.7%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons Hope Gittis Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,168,850

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,168,850
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 20.2%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons Richard Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,168,850

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,168,850
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 20.2%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons RS Management Advisors, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Nevada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,168,850

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,168,850
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 20.2%
12	Type Of Reporting Person (See Instructions) OO

Item 1(a).      Name of Issuer:

GreenSky, Inc. (the “Issuer”)

Item 1(b).      Address of Issuer’s Principal Executive Offices:

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2(a).      Name of Person Filing:

Robert Sheft, a U.S. citizen.

Hope Gittis Sheft, a U.S. citizen.

Richard Sheft, a U.S. citizen.

RS Management Advisors, LLC, a Nevada limited liability company.

Item 2(b).      Address of Principal Business Office or, if none, Residence:

c/o GreenSky, Inc.

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2(c).      Citizenship:

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

Item 2(d).      Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

39572G100

Item 3.           Not applicable

Item 4.           Ownership

This statement on Schedule 13G/A relates to the Reporting Persons’ beneficial ownership interests in the Class A Common Stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”).

(a) Amount beneficially owned:

The shares reported represent (i) 22,063,630 shares of Class A Common Stock of the Issuer held by RS 2018 NV Trust (“RS Trust”), (ii) 1,105,220 shares of Class A Common Stock of the Issuer held by Robert Sheft Dynasty Trust (“Dynasty Trust”), and (iii) 587,226 shares of Class A Common Stock of the Issuer held directly by Robert Sheft. The trustee of the RS Trust and the Dynasty Trust is RS Management Advisors, LLC (“RS”). Pursuant to the Operating Agreement of RS, Hope Gittis Sheft and Richard Sheft have shared dispositive power, and Jeffrey Gold has full, sole and exclusive voting power, with respect to all ownership interests of RS in the Issuer.

(b) Percent of class:

The percentages set forth in Row 11 of each cover page to the Schedule 13G/A are calculated using 114,706,584 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2021 based on information provided by the Issuer.

(c) The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G/A is incorporated herein by reference for each Reporting Person.

Item 5.         Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.          Identification and Classification of Members of the Group

Not applicable

Item 9.          Notice of Dissolution of Group

Not applicable

Item 10.       Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ROBERT SHEFT

/s/ Robert Sheft

HOPE GITTIS SHEFT

/s/ Hope Gittis Sheft

RICHARD SHEFT

/s/ Richard Sheft

RS MANAGEMENT ADVISORS, LLC

By:	/s/ Richard Sheft
Name:	Richard Sheft
Title:	Member